SO
3/22/04

VP 3-17-04

[redacted]

04003856

ES
E COMMISSION
20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004
158

SEC FILE NUMBER
8 - 65859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/19/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Titleist Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8828 Tiombe Bend
(No. and Street)

Austin (City) Texas (State) 78749 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Byron Fields 512-301-9988
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name)*

12301 Research Blvd, Blg IV, Ste 180 (Address) **Austin** (City) **Texas** (State) **78759** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Byron Fields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Titleist Asset Management, Ltd.**, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Donald P Scifres
My Commission Expires
November 08, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders ' Equity or Partners ' or Sole Proprietor 's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor 's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Member of Russell Bedford International

TITLEIST ASSET MANAGEMENT, LTD.

Financial Statements

December 31, 2003

(With Independent Auditors' Report Thereon)

TITLEIST ASSET MANAGEMENT, LTD.
Index to Financial Statements and Supplemental Schedules
December 31, 2003

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Russell Bedford
Member of Russell Bedford International

Independent Auditors' Report

To the Partners of
Titleist Asset Management, Ltd.:

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. as of December 31, 2003, and the related statements of operations, changes in partners' equity, and cash flows for the period from February 19, 2003 through December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the period from February 19, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
February 4, 2004

12301 Research Blvd.
Building IV, Suite 180
Austin, Texas 78759
Phone (512) 258-9670
Fax: (512) 258-5895

Dallas, Texas **(214) 720-4470**
Houston, TX **(713) 861-2220**
Toll Free: 1-866-331-5336

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ 10,161
Receivable from clearing broker-dealer	6,777
Prepaid expenses	1,350
Other assets	130
TOTAL ASSETS	$ 18,418
LIABILITIES AND PARTNERS' EQUITY	
Liabilities	
Payable to clearing broker-dealer	$ 535
Accounts payable and other liabilities	5,875
Total liabilities	6,410
Partners' Equity	
Partners' capital	37,473
Accumulated deficit	(25,465)
Total partners' equity	12,008
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 18,418

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Operations
For the Period from February 19, 2003 through December 31, 2003

REVENUES	
Securities commissions	$ 7,594
Interest and other income	193
Total Revenues	7,787
EXPENSES	
Organizational costs	13,380
Professional fees	4,440
Regulatory fees	4,946
Office supplies	3,581
Clearing fees	1,715
Advertising	1,386
Travel and entertainment	1,272
Other expenses	2,532
Total Expenses	33,251
NET LOSS	$ (25,465)

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
Year Ended December 31, 2003

	Partners' Capital	Accumulated Deficit	Total
Balances at February 19, 2003	$ -	$ -	$ -
Capital contributed	37,473	-	37,473
Net loss	-	(25,465)	(25,465)
Balances at December 31, 2003	$ 37,473	$ (25,465)	$ 12,008

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (25,465)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Increase in receivable from clearing broker-dealer	(6,777)
Increase in prepaid expenses	(1,350)
Increase in other assets	(130)
Increase in payable to clearing broker-dealer	535
Increase in accounts payable and other liabilities	5,875
Net cash used in operating activities	(27,312)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Capital contributed by partners	37,473
Net increase in cash	10,161
Cash at beginning of year	-
CASH AT END OF YEAR	$ 10,161

Supplemental Disclosures of Cash Flow Information:

Interest paid	$ 147
Income taxes paid	$ -

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD
Notes to the Financial Statements
December 31, 2003

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (Company) was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission (SEC) in March 2003 and is a member of the National Association of Security Dealers, Inc. (NASD). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

The Company clears its trades through a sub-clearing agreement with another broker dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

Note 2 - Significant Accounting Policies (Continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances did not exceed federally insured limits of $100,000 during the year. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income.

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $10,528 and $5,000, respectively. The Company's net capital ratio was .61 to 1.

Note 4 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2003, the Company was not involved in any litigation or active legal actions.

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Related Party Transactions

The Company has entered into a client advisory agreement to provide account management services to an owner and officer of the Company. Securities commissions associated with this agreement totaled $2,574 for the year ended December 31, 2003.

Note 6 - Liquidity and Capital Resources

The Company has experienced operating losses since inception as a result of efforts to market and develop its client base. The Company expects that it will continue to incur net losses as it continues to expend significant resources, especially on administrative costs and marketing activities. There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from its operations.

To date, the Company has funded its activities primarily through contributions from partners. The Company expects to seek additional funding from its partners until such time as it achieves positive cash flow from operations; however, there can be no assurance that the partners will continue to contribute capital or that positive operating cash flows will ever be achieved.

Schedule I

TITLEIST ASSET MANAGEMENT, LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Total partners' equity qualified for net capital	$ 12,008
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,350
Other assets	130
Total deductions and/or charges	1,480
Net capital before haircuts on securities	10,528
Haircuts on securities	-
Net capital	$ 10,528
Aggregate indebtedness	
Payable to clearing broker-dealer	$ 535
Accounts payable and other liabilities	5,875
Total aggregate indebtedness	$ 6,410
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 5,528
Ratio of aggregate indebtedness to net capital	0.61 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 as reported by Titleist Asset Management, Ltd. on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com

Russell Bedford
Member of Russell Bedford International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Managers of
Titleist Asset Management, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedule of Titleist Asset Management, Ltd. (the Company) for the period from February 19, 2003 through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

12301 Research Blvd.
Building IV, Suite 180
Austin, Texas 78759
Phone (512) 258-9670
Fax: (512) 258-5895

Dallas, Texas (214) 720-4470
Houston, TX (713) 861-2220

Toll Free: 1-866-331-5336

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
February 4, 2004